U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                           SEC FILE NUMBER: 333-6388


Check One:

                     [   ]  Form 10-K and Form 10-KSB
                     [   ]  Form 20-F
                     [   ]  Form 11-K
                     [ X ]  Form 10-Q and Form 10-QSB


                                          For Period Ended: December 31, 2003
                                          [ ] Transition Report on Form 10-K [ ]
                                          Transition Report on Form 20-F [ ]
                                          Transition Report on Form 11-K [ ]
                                          Transition Report on Form 10-Q [ ]
                                          Transition Report on Form N-SAR [ ]
                                          Money Market Fund Rule 30b3-1 Filing

                                          For the Transition Period Ended: N/A


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I.    REGISTRANT INFORMATION.

     The Registrant is Green Machine Development Corp. (the "Company") and has its address at 922 Jackson Way, N. Hutchinson Island, FL 34949.

PART II.    RULES 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule
        12b-25(c) has been attached if applicable.

PART III.  NARRATIVE

           The Form 10-QSB for the quarterly period ended December 31, 2003 for the Company could not be filed within the prescribed period because the Company was unable to complete certain information key to filing a timely and accurate report on the internal financial aspects of the Company. Such inability could not have been eliminated by the Registrant without unreasonable effort or expense.

PART IV.   OTHER INFORMATION

           (1) Name and telephone number of person to contact in regard to this notification:

                James L. Schmidt II (772) 595-6069

           (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

               [X]  Yes                       [ ]  No

           (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

               [ ] Yes                        [X]  No

                          GREEN MACHINE DEVELOPMENT CORP.


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: February 17, 2004                     By: /s/ James L. Schmidt II
                                             -----------------------------
                                             James L. Schmiddt II, CEO